SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Name of Issuer		Winstar Communications, Inc.
Title of Class of Securities	common
CUSIP Number		975515107
Date of Event Which Requires Filing this Statement		3/31/01

#1	Alex. Brown Investment Management, A Maryland Limited Partnership
	52-1349876
#4	Maryland
#5	4,205,557
#6	0
#7	10,175,862
#8	0
#9	10,190,862
#11	11.1%
#12	PN	IA
Item 1.
(a)	Winstar Communciations Inc.
(b) 685 Third Avenue #3100
New York, NY 10017
Item 2.
(a)	Alex. Brown Investment Management, a Maryland Limited Partnership,
and a registered investment advisor.
(b)	217 E. Redwood Street, #1400
Baltimore, MD  21202
(c)	The firm is organized under the laws of Maryland.  The individual general partner is a citizen of the United States of America.
(d)	common
(e)	975515107
Item 3.
(a)
(b)
(c)
(d)
X	(e)
(f)
(g)
(h)
CUSIP Number	975515107
Item 4.
(a)	10,190,862 shares of common stock
(b)	11.1%
(c)
(i)	4,205,557 shares
(ii)	0 shares
(iii)	10,175,862 shares
(iv)	0 shares
Item 5.	Not Applicable
Item 6.	Not Applicable
Item 7.	Not Applicable
Item 8.	Not Applicable
Item 9.	Not applicable

Item 10.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature:
After reasonable inquiry and to the best of my knowledge and belief, I certify that information set forth in this statement is true, complete and correct.

ALEX. BROWN INVESTMENT MANAGEMENT
A Maryland Limited Partnership



LEE S. OWEN

By:
Lee S. Owen
Principal

Date:  May 15, 2001